August 19, 2008

VIA EDGAR AND BY HAND

Mr. Robert Telewicz
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	MFA Mortgage Investments, Inc.
Form 10-K for the fiscal year ended December 31, 2007
Filed February 14, 2008
Schedule 14A
Filed April 8, 2008
Form 10-Q for the period ended June 30, 2008
Filed July 30, 2008
File No. 001-13991

Dear Mr. Telewicz:

On behalf of MFA Mortgage Investments, Inc., a Maryland corporation (the “Company”), set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”), received by letter dated August 12, 2008 (the “August 12 Letter”), with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2007 (the “Form 10-K”), Schedule 14A filed on April 8, 2008 (the “Schedule 14A”) and Form 10-Q for the period ended June 30, 2008 (the “Form 10-Q”).  The responses to the Staff’s comments are set out below in the order in which the comments were set out in the August 12 Letter and are numbered accordingly.

Form 10-K for the fiscal year ended December 31, 2007

Risk Factors

We may experience a decline in market value of our assets, page 8

1.	If you have experienced a decline in the market value of your assets, please revise this risk factor in subsequent filings to highlight such experience.

In response to the Staff’s comment, in future filings, we will expand the referenced risk factor, to the extent applicable, to state that the Company has experienced declines in the market value of its MBS or other assets which have resulted in the recognition of an “other-than-temporary” impairment against such assets.

Item 5. Market for Registrant’s Common Equity, page 15

2.	In subsequent filings, please provide the performance graph requested by Item 201(e) of Regulation S-K.

Please be advised that, pursuant to Instruction 7 to Item 201(e) of Regulation S-K, the Company’s 2007 performance graph was set forth in the Company’s 2007 Annual Report to Stockholders, which Annual Report accompanied the Company’s 2008 proxy statement.  Accordingly, we will continue, in future filings, to provide the performance graph requested by Item 201(e) of Regulation S-K in a manner permitted by such Item.

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General, page 18

3.
We note the disclosure here identifying the allocation among the benchmarked rates and the portions of MBS that have rate caps.  In subsequent filings, please disclose the portion of the ARM-MBS portfolio that is in fixed rate status compared to those in adjustable rate status.

In response to the Staff’s comment, we note that the adjustable-rate mortgages (“ARMs”) collateralizing the Company’s mortgage-backed securities (“MBS”) are primarily comprised of hybrid mortgage loans, which have interest rates that are typically fixed for three to ten years and, thereafter, generally adjust annually to an increment over a specified interest rate index and, to a lesser extent, adjustable-rate mortgage loans, which have interest rates that generally adjust annually (although some may adjust more frequently) to an increment over a specified interest rate index.  At December 31, 2007, approximately $7.29 billion, or 88%, of the Company’s MBS portfolio was in its contractual fixed-rate period and approximately $1.01 billion, or 12%, was in its contractual adjustable-rate period.  The Company’s MBS in the contractual adjustable-rate period include MBS collateralized by hybrids for which the contractual fixed-rate period has elapsed and the current interest rate on such MBS is generally adjusted on an annual basis.  In future filings, to the extent applicable, we will revise the disclosure to include similar information.

Market Conditions, page 20

4.
We note the disclosure that spreads widened toward the end of 2007. We note from the disclosure that the cost of funds decreased in the fourth quarter of 2007, partially attributed to the increased spread. If possible, please tell us the reasons for the increase in yield and the decrease in cost experienced in the latter part of 2007. Discuss your expectations regarding the cost of funds going forward.

In response to the Staff’s comment, we note that the Company’s net interest spread (the difference between the yield on interest-earning assets and the cost of funds) increased in each quarter of 2007 and reached 0.65% in the fourth quarter of 2007.  As illustrated in the table and described in the text on page 21 of the Form 10-K, while the stated coupon on the Company’s assets remained fairly constant throughout the year (6.11% in the first quarter versus 6.12% in the fourth quarter) the net yield increased from 5.35% to 5.73% primarily due to a decrease in the cost of premium amortization from 0.55% in the first quarter to 0.25% in the fourth quarter of 2007.  This decrease in the cost of premium amortization during 2007 primarily reflects a decline in the prepayment rate experienced by the Company’s MBS portfolio from 23.8% in the first quarter to 13.4% in the fourth quarter of 2007.  It is the Company’s view that prepayments slowed during this period due to the implementation of more stringent underwriting standards and home price declines which generally made it more difficult for homeowners to qualify for a comparable or higher mortgage balance.  In addition, the Company’s cost of funds declined to 5.05% in the fourth quarter from 5.21% in the third quarter of 2007.  This reflects the fact that from September 18, 2007 to December 31, 2007, the Federal Reserve decreased the target federal funds rate on three separate occasions by an aggregate of 100 basis points from 5.25% to 4.25%.  During this time period, a portion of the Company’s repurchase agreements were rolled over at lower interest rates.  The Company’s funding costs have continued to trend down in 2008 with some time lag after Federal Reserve interest rate reductions.  As a result, we currently anticipate that the Company’s funding costs will continue to trend down in the third quarter of 2008.

Liquidity and Capital Resources, page 27

5.
We note the disclosure on page 28 about margin calls. Please tell us the amount of additional cash and assets that were pledged as a result of margin calls in 2007. Also tell us if any assets were sold as a result of margin calls. Please include such disclosure in future filings.

In response to the Staff’s comment, we note that margin calls are both received and initiated by the Company on a regular basis in the normal course of its business.  Margin calls (or reverse margin calls) can occur for several reasons, including fluctuations in market valuation of securities collateralizing the Company’s repurchase agreements and interest rate swaps (“Swaps”) and changes in haircuts (i.e., the contractually specified percentage of pledged collateral) associated with repurchase agreements.  In addition, the Company receives margin calls each month as it experiences principal amortization and unscheduled principal payments (prepayments or curtailments) on its MBS pledged as collateral. This principal reduction is announced in advance of its receipt, creating a receivable for the Company, but the Company receives margin calls in the amount of the principal reduction at the time of announcement.  Margin calls may also occur when the fair value of the MBS pledged as collateral declines due to changes in market interest rates or other market conditions.  The Company also initiates reverse margin calls when the fair value of the MBS or restricted cash pledged in respect of its repurchase agreements and Swaps exceeds collateral requirements.

The Company’s balance of cash and securities pledged changes almost every business day.  In addition to the margin calls (and reverse margin calls) described above, this amount changes as the Company increases or decreases leverage and/or deploys additional capital raised through various equity offerings.  The Company had $7.967 billion of MBS pledged as collateral against $7.526 billion of repurchase agreements at December 31, 2007.  In addition, as discussed above, the Company is required to pledge assets as collateral for certain of its Swaps.  The Company can both receive and initiate margin calls with respect to this pledged collateral based on changes in market value, notional balance and/or remaining terms of Swaps.  The Company had $79.9 million of MBS and $4.5 million of restricted cash pledged as collateral against Swaps, which had a notional amount of $4.628 billion at December 31, 2007.  Accordingly, based on the nature of, and reasons for, the volume of margin call activity experienced by the Company, we do not believe that disclosure of the amount of additional cash and assets pledged by the Company and/or received back from counterparties during any given intra-year period is meaningful given the netting (or offsetting) impact of the various margin-related transactions.  As such, we believe that it is more relevant for the Company to disclose, at a point in time, (i) the amount of securities and cash pledged as collateral under its repurchase agreements and Swaps and (ii) the amount of unpledged securities and cash on hand to meet additional margin calls.

The Company maintains excess cash and collateral balances in order to meet margin calls, both unanticipated and anticipated.  At December 31, 2007, the Company had $488.6 million available to meet margin calls, comprised of unpledged MBS with a fair value of $254.2 million and $234.4 million of available cash.  In addition, we note for the Staff that the Company has never sold any assets in order to meet margin calls.

Item 8. Financial Statements and Supplementary Data

Notes to Consolidated Financial Statements

Note 3. Investment Securities, page 49

6.
We note that approximately $14 million and $30 million of your gross unrealized losses on mortgage backed securities as of December 31, 2007 and June 30, 2008 respectively have been in a loss position in excess of a year. Furthermore, we note that you have determined that there is no other-than-temporary impairment related to these securities due to the Company’s ability and intent to hold these securities until recovery or maturity. Given the Company’s recent history of selling mortgage backed securities at a loss, explain to us how you determined that you have the intent and ability to hold these securities until recovery or maturity.

In response to the Staff’s comment, we note that the Company primarily invests in agency and, to a lesser extent, AAA-rated ARM-MBS on a leveraged basis and our intent is to purchase such securities for investment purposes.  However, MBS may be sold in order to manage the Company’s interest rate risk and liquidity needs, meet other operating objectives and to adapt to unanticipated changing market conditions.  As such, all of the Company’s investment securities are designated as available-for-sale.  On at least a quarterly basis, management assesses and attests to both the ability and intent to continue to hold each of the Company’s investment securities.  Management’s assessment of intent to hold such securities is based on factual information as well as subjective information available at the time of the assessment, including the Company’s current liquidity position, the credit quality of the underlying assets and an assessment of market conditions.  Such assessments may change over time, given, among other things, the dynamic nature of interest rate markets and other variables.  As part of this process, the Company also monitors its investment securities for other-than-temporary impairment in conformity with FASB Staff Position FAS 115–1 and FAS 124–1, “The Meaning of Other-Than-Temporary Impairment and its Application to Certain Investments”.  The Company has previously recognized other-than-temporary impairments on certain of its investment securities.

The Company’s recent sale of MBS (at a loss) was in response to significant adverse changes in overall financial market conditions rather than due to the specific attributes of the securities sold.  In March 2008, the Company modified its leverage strategy to reduce risk in light of the significant disruptions in the credit markets, by decreasing its target debt-to-equity multiple range to 7x to 9x, from the prior range of 8x to 9x.  Accordingly, during the first quarter of 2008, the Company sold 84 MBS with a market value of $1.851 billion, resulting in net losses of $24.5 million.  During the third quarter of 2007, the Company also responded to significant changes in credit market conditions by selling $650.4 million of agency and AAA-rated MBS at a loss of $22.0 million, of which $11.8 million had been previously reflected through other comprehensive income in the carrying value of these assets at June 30, 2007.  The sale of these securities increased the Company’s liquidity position during a period of credit market disruption.  The Company did not sell any additional assets in the second quarter ending June 30, 2008 or from the end of such quarter to date.

The Company continually analyzes its investment securities, the composition and underlying characteristics of such securities, and key statistics that support the Company’s investment and leverage strategy in relation to current market conditions.  Based upon these analyses, the Company has determined that it currently has both the ability and intent to hold its investment securities, including the securities that have been held in an unrealized loss position in excess of a year until recovery or maturity.  However, future significant changes in market conditions could change the Company’s ability and/or intent to continue to hold such securities, at which time the Company could recognize an impairment charge and/or realize losses upon the sale of securities.

Note 13. Estimated Fair Value of Financial Instruments, page 63

7.
We note that you obtained prices for your investment securities from a third-party pricing service. Please tell us the nature and extent of the third party’s involvement in management’s decision making process with respect to determining the fair value of your investment securities.

In response to the Staff’s comment, we note that the Company’s investment securities (approximately 95% of which are issued or guaranteed by Fannie Mae, Freddie Mac or Ginnie Mae) are valued by a third-party pricing service that provides pool-specific valuations.  With consistent and regular review, the Company’s experienced investment management team is comfortable with both the pricing service methodology and data inputs.  The pricing service uses daily to-be-announced securities (these are liquid and have quoted market prices), evaluation from a trading desk and market spreads of traded ARMs.  We agree with the methodology and inputs used by the pricing service and we are comfortable in utilizing the pricing service results in determining the fair value of the Company’s investment securities.

Form 10-Q for the period ended June 30, 2008

Item 1. Financial Statements

Notes to Consolidated Financial Statements (Unaudited)

Note 9. Fair Value of Financial Instruments, page 20

8.
We note that you have designated your investment securities as Level two assets based on the valuation hierarchy outlined in SFAS 157. Please tell us the factors you considered in determining that both your agency and non-agency MBS investment securities are Level two assets.

In response to the Staff’s comment, we note that there are no active market quoted prices for identical investment securities held by the Company.  There are, however, active market quoted prices for similar assets, and observable inputs that can be used to price the Company’s investment securities.  As such, the Company has determined that both agency and non-agency MBS investment securities are Level two assets since the inputs to the valuation methodology are observable, either directly or indirectly, for substantially the full term of the instrument.  The evaluation methodology for our third-party pricing service incorporates common market pricing methods including a spread measurement to various indices such as the Constant Maturity Treasury and LIBOR, which are observable inputs.  The evaluation also considers the underlying characteristics, which are also observable inputs, of particular securities including, coupon, maturity date, loan age, reset date, collateral type, periodic and life cap, geography, and prepayment speeds.  In the case of non-agency MBS, observable inputs also include delinquency data and credit enhancement levels.

Schedule 14A filed April 8, 2008

Compensation Discussion and Analysis, page 12

Setting Executive Compensation, page 14

9.	We note the list of companies you included as your comparative peer group. Please tell us how you will revise subsequent filings to identify all the companies included in your benchmarking.

In response to the Staff’s comment, we note that, as part of the comprehensive review of the Company’s senior executive compensation practices conducted by the Company’s Compensation Committee (the “Committee”) in 2005, the Committee desired to competitively update the existing executive compensation programs and policies, including existing employment agreements offered to the Company’s named executive officers (the “NEOs”), to reflect current practices in the marketplace.  To assist in its comprehensive review, the Committee engaged FPL Associates Compensation, as its independent compensation consultant (the “Consultant”), to provide guidance and recommendations on executive compensation matters, including compensation matters in the marketplace and within the Company’s industry.  As part of its compensation benchmarking analysis, the Consultant identified, together with input from the Committee and the Company’s management, distinct industry peer groups representing various asset classes that, at that point in time, were deemed to be comparative to the Company.  The specific comparative peer group disclosed in the Schedule 14A was intended to be illustrative in nature, focusing on the Company’s most relevant peers, and is anticipated to change over time due to merger and acquisition activities, de-listings and other business-related factors impacting such companies.  To the extent that the Committee utilizes comparative peer group compensation information in the future for benchmarking purposes, we will identify, to the extent practicable, the specific companies identified in any such comparative peer grouping in future filings.

10.	Please tell us how you will revise subsequent filings to discuss where your compensation falls with the comparative peer groups used in your benchmarking.

In response to the Staff’s comment, we note that the Committee has not historically established, as a policy matter, any specific percentage target level or other similar metric to be utilized in determining the Company’s compensation levels or in measuring such compensation levels as compared to those of any comparative peer group used in its benchmarking analysis.  As disclosed on page 13 of the Schedule 14A, we point out that the Committee has not established a specific target market position for executive officer pay levels.  We confirm, however, that if the Committee establishes or reviews any specific percentage target compensation levels in connection with its future benchmarking analyses, we will disclose, in future filings, where the Company’s compensation falls within such comparative peer groups.

Elements of Executive Compensation, page 15

Base Salary, page 15

11.	Please tell us how you determined base salaries and provide such disclosure in future filings.

In response to the Staff’s comment, we note, as discussed above, that, as part of the comprehensive review of the Company’s senior executive compensation practices conducted by the Committee in 2005, the Committee desired to competitively update the Company’s existing executive compensation programs and policies offered to the NEOs.  As disclosed on pages 14 and 15 of the Schedule 14A, based on the analysis and findings of its comprehensive review and the Consultant’s recommendations, the Committee determined to modify the compensation arrangements offered to the NEOs, which modifications were documented in the amended and restated employment agreements negotiated with each of the NEOs.  Accordingly, we would like to point out that the specific dollar amounts of the annual base salaries paid to the NEOs in 2007 were established by, and set forth in, their written amended and restated employment contracts and, as disclosed on page 15 of the Schedule 14A, no adjustments were made to these base salaries in 2007.  Certain terms of the NEO’s employment contracts, including the dollar amount of the annual base salaries, are disclosed on pages 26 through 33 of the Schedule 14A.  In future filings, we will revise the disclosure relating the NEOs’ annual base salaries to clarify that, to the extent applicable, the dollar amounts are set by contract or, if not set by contract, the basis used in determining such dollar amounts.

Incentive Compensation, page 16

12.	We note that of ROAE between 8% and 22%, the pool will be adjusted based on an established scale. Please explain the scale to us and provide such disclosure in future filings.

In response to the Staff’s comment, we note that the specific ROAE formula for calculating the Senior Executives’ annual performance-based bonus pool (the “Senior Bonus Pool”) is determined by, and is set forth as an exhibit to, the employment contracts for each of the Company’s Senior Executives (Messrs. Zimmerman, Gorin and Freydberg).  We have attached, as Exhibit A to this letter, this ROAE formula, which was utilized by the Committee in 2007 to calculate the Senior Bonus Pool, for the Staff’s review.  We will include, in future filings, a more detailed discussion of the ROAE formula, including the scale of specific ROE hurdles, utilized by the Committee in calculating the Senior Bonus Pool.

13.
Please tell us how you will disclose the determination of the allocation of the performance bonus pool to your executive officers in future filings. Also, please clarify if the three individuals listed toward the bottom page 16 are the only persons eligible to share in the bonus pool.

In response to the Staff’s comment, we note that, in accordance with the Committee’s written charter and the applicable employment contracts of the Company’s Senior Executives, the Committee determines, in its sole discretion, the portion of the Senior Bonus Pool that is allocated to the Company’s Chief Executive Officer (the “CEO”) and, together with the CEO, determines the portion of the Senior Bonus Pool allocated amongst the other Senior Executives.  The Committee makes such allocations based upon its subjective evaluation of individual management performance and the Company’s achievement of strategic objectives during the applicable period.  With respect to 2007, the Committee, in its discretion, could have adjusted the aggregate Senior Bonus Pool downward by as much as 10% depending upon the Committee’s assessment of the Company’s leverage strategy, share price performance relative to the S&P financial index or other relevant indices, share price relative to peer group, total return (share price change plus dividend), and its other asset management activities, as well as the Senior Executives’ individual performance, among other considerations, as determined by the Committee.  We will revise the disclosure, in future filings, to explain the manner in which allocations of the Senior Bonus Pool are made by the Committee as between the CEO and the other Senior Executives and to clarify that any such allocations are made based upon the Committee’s subjective evaluation of individual management performance and the Company’s achievement of strategic objectives during the applicable period.  To the extent applicable, we will also identify any performance targets or goals utilized by the Committee in determining the allocation of the Senior Bonus Pool.  In addition, we note for the Staff that the three persons identified as Senior Executive (Messrs. Zimmerman, Gorin and Freydberg) are the only persons eligible to participate in the Senior Bonus Pool.

14.	Please tell us how the additional incentive compensation awarded to your senior executives was determined and provide such disclosure in future filings. Are there limits to the additional incentive?

In response to the Staff’s comment, we note that, as provided in the NEOs’ employment agreements, the Committee has the right, in its sole discretion, to increase the compensation paid to the NEOs’ during their term of employment and, as such, to determine the amount and form of any such additional compensation.  As more fully described on pages 16 and 17 of the Schedule 14A, in making its decision to award additional incentive compensation in 2007 to the Senior Executives, the Committee considered management’s execution of the Company’s business and strategic plans in 2007.  In particular, as disclosed in the Schedule 14A, the Committee specifically noted that the basis for its decision was, notwithstanding the volatility of market conditions in 2007, the Company was able to successfully employ its business strategy which led to consecutive quarterly increases in dividends to stockholders, the preservation of the book value of the Company’s common stock and the completion of multiple accretive public offerings of common stock as well as the recognition of management’s strategy of reducing both the Company’s asset base and leverage during the first half of 2007 which positioned the Company to take advantage of investment opportunities later in the year in higher-yielding MBS with attractive spreads.  To the extent applicable, we will continue to include, in future filings, a detailed discussion of the underlying basis for any additional compensation awarded to the NEOs pursuant to their employment contracts.  In addition, we note for the Staff that there is no limitation on the additional incentive provided for in the NEOs’ employment agreements.

15,	Please tell us how you will, in future filings, disclose the metrics and benchmarks used to determine the annual incentive compensation for your other named executive officers.

In response to the Staff’s comment, we note that the annual incentive compensation awarded to the Company’s other NEOs (Mr. Korth and Ms. Covello) was determined by the Committee, together with the recommendation of the CEO, based upon its subjective evaluation of individual management performance and the Company’s achievement of strategic objectives during the applicable period.  We will revise the disclosure, in future filings, to explain the manner in which the annual incentive compensation awarded to these NEOs was determined and, to the extent applicable, will also identify any performance metrics or benchmarks utilized by the Committee in making any such determinations.

Equity Grants, page 17

16.	Please tell us how you will disclose the factors used to determine the phantom shares and DERs granted to your named executive officers. Explain your use of the term “cliff vest.”

In response to the Staff’s comment, we note that, as disclosed on pages 17 and 18 of the Schedule 14A, the Committee determined to grant phantom shares and related DERs to certain of the Company’s employees, including the NEOs, principally to help assure the long-term retention of the Company’s key employees and to further align the interests of such employees with those of the Company’s stockholders.  As discussed in the Schedule 14A, in determining the appropriate amount awarded to each of the NEOs, the Committee determined, in conjunction with a recommendation by the Consultant, to award each of the Senior Executives an amount equal to their respective current annual contractual base compensation and to award the other NEOs an amount recommended by the CEO.  To the extent applicable, we will include, in future filings, a more detailed discussion of the underlying basis, including specific factors reviewed by the Committee, for any additional incentive compensation awarded to the NEOs.  In addition, we note for the Staff the term “cliff vest” is generally recognized in the marketplace to mean that the referenced award, in this case phantom shares, will vest all at once on a single date (if at all) instead of on an intermittent basis over some stated period of time.

The Company hereby acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the Form 10-K, Schedule 14A and Form 10-Q;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Form 10-K, Schedule 14A and Form 10-Q; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please direct any questions or additional comments regarding these responses to the August 12 Letter to the undersigned or Tim Korth, the Company’s general counsel, at (212) 207-6400.

Very truly yours,

/s/William S. Gorin

William S. Gorin
President and Chief Financial Officer

cc:  Tim Korth

Exhibit A

Aggregate Performance Bonus Pool for Senior Executives

2007 Bonus Pool

ROAE less than 4.5%	$400,000

ROAE 4.5% to 8.0%	$600,000

ROAE greater than 8.0%	See Below

Senior Executive Bonus Pool Example

ROAE	8%	9%	10%	12%	13%	14%	16%	18%	20%	22% and above
9/30/05 Common Equity	576,000,000	576,000,000	576,000,000	576,000,000	576,000,000	576,000,000	576,000,000	576,000,000	576,000,000	576,000,000
Net Income	46,080,000	51,840,000	57,600,000	69,120,000	74,880,000	80,640,000	92,160,000	103,680,000	115,200,000	126,720,000
Net Income to achieve 8% hurdle	46,080,000	46,080,000	46,080,000	46,080,000	46,080,000	46,080,000	46,080,000	46,080,000	46,080,000	46,080,000
Earnings over Hurdle	0	5,760,000	11,520,000	23,040,000	28,800,000	34,560,000	46,080,000	57,600,000	69,120,000	80,640,000
Aggregate Bonus Pool	600,000	1,000,000	1,500,000	1,800,000	2,200,000	3,000,000	3,600,000	4,200,000	5,100,000	6,000,000

In the event of a fractional ROAE (with respect to the percentages contained in the above table), the Aggregate Bonus Pool shall be interpolated in linear fashion between the applicable whole percentages.